Exhibit 99.64

Aurinia Pharmaceuticals Inc.

NEWS RELEASE

AURINIA REPORTS FOURTH QUARTER AND FULL YEAR

2013 FINANCIAL RESULTS

Victoria, British Columbia – March 31, 2014: Aurinia Pharmaceuticals Inc. (TSX-V:AUP) (“Aurinia” or the “Company”) has released its financial results for the fourth quarter and year ended December 31, 2013.

Recent Developments

On February 14, 2014, Aurinia announced that it had completed a US$52 million (C$57.48 million) private placement (the “Offering”) pursuant to which the Company issued 18,919,404 units (the “Units”) at a subscription price per Unit of US$2.7485 (C$3.038), each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant, exercisable for a period of five years from the date of issuance at an exercise price of US$3.2204 (C$3.56). All securities issued in connection with the Offering are subject to a four month hold period from the date of issuance in accordance with applicable securities law, which expires on June 15, 2014 for the securities issued at closing. The Offering was led by venBio, New Enterprise Associates (NEA), Redmile Group, RA Capital Management, Great Point Partners, and Apple Tree Partners, with participation from various other institutional investors, including existing shareholders Lumira Capital, ILJIN Life Science Co. Ltd. and Difference Capital.

In connection with the Offering, the Company also announced the appointment of Kurt von Emster, a founding partner of venBio, as a member of its Board of Directors.

Aurinia intends to use the net proceeds from the Offering primarily to advance the development of its lead drug candidate, voclosporin, as a therapy for lupus nephritis. Management believes that it now has the necessary resources in place to begin implementing its strategic plan for voclosporin, including the launch of a Phase 2b study of the drug in lupus nephritis in the second quarter of 2014.

Financial Results

For the fourth quarter ended December 31, 2013, the Company reported consolidated net income of $1.5 million or $0.12 per common share, as compared to a consolidated net loss of $5.2 million or $1.38 per common share for the same period in 2012.

For the year ended December 31, 2013, the Company recorded a net consolidated loss of $2.7 million or $0.43 per common share, as compared to a consolidated net loss of $9.7 million or $2.73 per common share in 2012.

Revenue increased to $746,000 for the fourth quarter of 2013, compared to $150,000 for the same period in 2012. This increase was due to recording the remaining deferred revenue balance of the 2006 Lux Biosciences, Inc. (“Lux”) upfront payment as licensing revenue in 2013.

The Company recorded revenue of $1.0 million for the year ended December 31, 2013, as compared to $6.1 million for the same period in 2012. In 2012 the Company recorded license revenue of $4.7 million which included the remaining $4.4 million of deferred revenue related to the 2011 initial upfront payment from ILJIN Life Science Co., Ltd. (“ILJIN”), and $1.3 million of other revenue on the completion of a sale agreement with Lux, for previously manufactured Active Pharmaceutical Ingredient.

Net research and development expenses decreased to $725,000 for the fourth quarter of 2013 compared to $3.3 million in the same period in 2012. Research and development expenses in the fourth quarter of 2013 were primarily related to preparatory stage activities, including drug capsule manufacturing for the planned Phase 2b lupus nephritis trial. Net research and development expenses were $2.1 million for the year ended December 31, 2013, compared to $5.5 million for the year ended December 31, 2012. The decrease reflected that the Company recorded a reserve of $2.7 million in the fourth quarter of 2012 for the drug supply manufactured in 2012 due to uncertainty in determining its net realizable value. The cost of the reserve was recorded in research and development expense as future use was determined to likely be for clinical trials for voclosporin.

Corporate and administration expenses were $944,000 for the fourth quarter of 2013, compared to $930,000 for the fourth quarter of 2012. The Company incurred corporate and administration expenditures of $2.4 million for the year ended December 31, 2013, as compared with $3.9 million for the year ended December 31, 2012. Corporate and administration expenses decreased in 2013 primarily as a result of significantly lower professional and consulting fees in 2013. The Company had incurred higher fees due to consulting services related to strategic alternatives and legal fees and arbitration costs related to the termination of the DDLA with ILJIN and the resulting arbitral process in 2012.

The Company incurred acquisition and restructuring costs of $30,000 for the fourth quarter of 2013 and $1.6 million for the year ended December 31, 2013 related to the acquisition of Aurinia Pharma Corp pursuant to the Plan of Arrangement on September 20, 2013 and subsequent restructuring of the Company. There were no similar costs in 2012.

Other expense reflected a net expense of $1.0 million for the fourth quarter ended December 31, 2013 compared to a net expense of $886,000 for the same period in 2012. Other expense was $955,000 for the year ended December 31, 2013 compared to a net expense of $5.6 million for the same period in 2012. Other expense in 2013 reflected fair value adjustments arising from the Plan of Arrangement completed on September 20, 2013 whereby the Company realized a gain on Aurinia Pharma Corp. of $3.7 million and a loss on contract settlement with ILJIN of $4.5 million. The 2012 expense included a non-cash loss of $4.2 million on the ILJIN derivative financial instrument and also included a provision for doubtful collection on the receivable of $1.3 million from Lux.

The Company recorded a non-cash deferred tax recovery of $4.1 million in the fourth quarter ended December 31, 2013. There was no similar item in 2012.

The audited financial statements and the Management’s Discussion and Analysis for the year ended December 31, 2013, are accessible on Aurinia’s website at www.auriniapharma.com or on SEDAR at www.sedar.com.

Forward-looking Statements

This press release contains forward-looking statements. The forward-looking statements may include, without limitation, statements regarding the ability of the Company to conduct clinical trials and to obtain the necessary regulatory approvals for its products.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward looking statements. Such risks and uncertainties include, among others, the ability of the combined company to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical studies and trials, and the combined company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. For additional information on risks and uncertainties relating to these forward-looking statements, investors should consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com.

We seek Safe Harbour.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. Its lead drug, voclosporin, is a novel calcineurin inhibitor. Many members of Aurinia’s current leadership team are former senior managers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired for C$915 million in 2008. While at Aspreva, this management team executed one of the largest and most important lupus nephritis studies ever conducted, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia holds global rights to all indications for voclosporin and has development and commercialization partners in Canada, Israel, South Africa and Greater China. In addition, Aurinia holds certain rights to exploit the ALMS database. More information is available at www.auriniapharma.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For More Information:

Mr. Michael Martin Chief Operating Officer Aurinia Pharmaceuticals Inc. (250) 708-4272 (250) 744-2498 (fax) mmartin@auriniapharma.com	Mr. Dennis Bourgeault Chief Financial Officer Aurinia Pharmaceuticals Inc. 780-487-1600 (226) 780-484-4105 (fax) dbourgeault@auriniapharma.com

Aurinia Pharmaceuticals Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended December 31 (Unaudited)		Year Ended December 31
	2013	2012	2013	2012
	$	$	$	$
Revenue
Licensing revenue	719	110	898	4,656
Research and development revenue	27	28	111	111
Contract services	—	12	1	59
Other	—	—	—	1,300

	746	150	1,010	6,126

Expenses
Research and development, net	725	3,308	2,059	5,481
Corporate and administration	944	930	2,376	3,881
Acquisition and restructuring costs	30	—	1,570	—
Other expense , net	1,013	886	955	5,558
Amortization of property and equipment	10	138	49	580
Amortization and impairment of intangible assets	610	69	817	267
Contract services	—	7	1	46

	3,332	5,338	7,827	15,813

Loss before income taxes	(2,586)	(5,188)	(6,817)	(9,687)
Income tax (recovery )	(4,106)	—	(4,106)	—

Net income (loss) for the period	1,520	(5,188)	(2,711)	(9,687)

Comprehensive income (loss) for the period	1,520	(5,188)	(2,711)	(9,687)

Net income (loss) per share (expressed in $ per share)
Basic and diluted income (loss) per common share (1)	0.12	(1.38)	(0.43)	(2.73)

Weighted average number of common shares outstanding (1)
Basic	12,374	3,772	6,344	3,552
Diluted	12,798	3,772	6,344	3,552

(1)	Basic and diluted income (loss) per common share is based on the weighted average number of common shares outstanding during the period, which has been adjusted retroactively to reflect the effects of the one-for-fifty share consolidation.